

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2021

Achilles M. Perry
Vice President and General Counsel – Capital Markets
Canadian Imperial Bank of Commerce
425 Lexington Avenue – 3rd Floor
New York, New York, 10017

> **Re: Canadian Imperial Bank of Commerce**
> **Amendment No. 1 to**
> **Registration Statement on Form F-3**
> **Filed September 17, 2021**
> **File No. 333-259240**

Dear Mr. Perry:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2021 letter.

Amendment No. 1 to Form F-3

Material Income Tax Consequences, page 24

1. We note your disclosure that this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder. Investors are entitled to rely on the opinion as expressed. Please remove this limitation on reliance. Refer to Section III.D.1 of Staff Legal Bulletin No. 19.

Part II. Exhibits.
Exhibit 5.2, page II-2

2. We note counsel's statement that the "opinions expressed herein are provided solely for the benefit of the addressee in connection with the filing of the Registration Statement with the United States Securities and Exchange Commission and are not to be transmitted to any other person, nor are they to be relied upon by another person or for any other purpose or referred to in any public document or filed with any government agency or other person without our prior express consent." Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

3. Please tell us, in each instance, why you believe carve-outs (a) through (f) on page 3 are necessary and appropriate, or delete them.

Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance